Exhibit 99.1

UTStarcom Releases Financial Results for the Second Quarter 2011

BEIJING, China, August 9, 2011 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators, today reported financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•                  Total revenues were $92.5 million, a 26.4% or $19.3 million increase from the corresponding period in 2010.

•                  Gross margin for the second quarter of 2011 was 37.6% as compared to 31.3% in the second quarter of 2010 and 31.1% in the first quarter of 2011. Gross profit was $34.8 million in the second quarter of 2011 compared to $22.9 million in the corresponding period of 2010.

•                  Net income attributable to UTStarcom’s shareholders for the second quarter of 2011 was $11.6 million or basic earnings per share of $0.07, as compared to a loss of $9.0 million, or a loss of $0.07 per share in the second quarter of 2010.

•                  Net cash provided by operating activities was $12.0 million in the second quarter of 2011 compared to net cash used in operating activities of $39.4 million in the first quarter of 2011.

“With a significant boost from the equipment business, UTStarcom obtained our first profitable quarter after 24 consecutive quarters of losses. It is a very important milestone for the new management team to achieve after a long process of restructuring and reorganization. I am happy that our efforts have started to gain some traction” said Jack Lu, President and CEO of UTStarcom. “However, there were significant items which had positive impact on our results this quarter. We understand that it will require more discipline and more meaningful progress on the top line to achieve sustainable profitability.”

Mr. Lu continued, “These results demonstrate that our aggressive restructuring and the three point strategy are providing the foundation that UTStarcom needs for the future. We are capitalizing on this in our efforts to achieve the full year outlook.”

Edmond Cheng, Senior Vice President and Chief Financial Officer added, “Our Q2 results show our team’s ability to execute. We have successfully improved our gross margin and hence profitability, while simultaneously addressing cost structure issues.  “

Continuing, Mr. Cheng said, “We also want to thank our shareholders for supporting our transition to Foreign Private Issuer status. This affirmed management’s three point strategy and will allow us to achieve cost efficiencies in the company’s compliance reporting processes. Although as a foreign private issuer the format of our disclosures will change, we remain absolutely committed to providing the information that our investors rely on to track our performance and to maintaining a robust standard of corporate governance.”

Second Quarter 2011 Results

Revenues

UTStarcom’s total revenues for the second quarter of 2011 were $92.5 million, representing an increase of 26.4% year over year. Total revenues for the six months ended June 30, 2011 were $153.8 million, representing a decrease of 0.1% year over year.

Three months ended June 30, 2011 and 2010

•                  Net sales from equipment for the second quarter of 2011 were $81.3 million, representing an increase of 29.9% relative to the corresponding period in 2010. The increase was driven by the $7.4 million of equipment revenue recognized on the Jersey Telecom Limited contract upon the receipt of final acceptance certificate in the second quarter and increased sales of PTN products in Japan, partially offset by the decrease resulting from the wind-down of our handset business and decrease in sales of other major product lines compared to the same period in 2010.

•                  Net sales from equipment-based services for the second quarter of 2011 were $11.1 million, representing an increase of 4.7% relative to the corresponding period in 2010. The increase was primarily driven by the $3.9 million of service revenue recognized on the Jersey Telecom Limited contract and increased sales in Japan partially offset by fewer iPAS maintenance contracts due to the anticipated phase out of PHS in China in 2011.

•                  Net sales from operational support service for the second quarter of 2011 were $0.1 million from an IP Signage revenue sharing project.

Six months ended June 30, 2011 and 2010

•                  Net sales from equipment for the six months ended June 30, 2011 were $134.2 million, representing an increase of 1.8% relative to the corresponding period in 2010. The increase was driven by the$7.4 million of equipment revenue recognized on the Jersey Telecom Limited contract upon the receipt of final acceptance certificate in the second quarter and increased sales of PTN products in Japan, partially offset by the decrease resulted from the wind-down of our handset business and decrease in other major product lines compared to the same period in 2010.

•                  Net sales from the equipment-based services for the six months ended 2011 were $19.4 million, representing a decrease of 12.6% relative to the corresponding period in 2010. The decrease was mainly due to fewer iPAS maintenance contracts of the anticipated phase out of PHS in China in 2011, partially offset by increased international service contracts.

•                  Net sales from operational support service for the six months ended 2011 were $0.2 million from IP Signage revenue sharing project.

Gross Profit

UTStarcom’s gross profit was $34.8 million, or 37.6% of net sales, for the second quarter of 2011, compared to that of $22.9 million, or 31.3% of net sales, for the corresponding period in 2010. Gross profit was $53.8 million, or 35.0% of net sales, for the six months ended June 30 2011, compared to $50.1 million, or 32.5% of net sales, year over year.

Three months ended June 30, 2011 and 2010

•                  Gross profit and gross profit as a percentage of net sales from equipment increased to $31.6 million and 38.9%, respectively, for the second quarter of 2011, from $19.1 million and 30.5% for the corresponding period in 2010. The increase was primarily due to the higher product gross margin generated from the equipment revenue of $7.4 million recognized on the Jersey Telecom Limited contract and increased sales of PTN products with higher gross margin in the second quarter of 2011.

•                  Gross profit and gross profit as a percentage of net sales from the equipment-based services increased to $4.3 million and 38.7%, respectively, for the second quarter of 2011, from $3.8 million and 35.8% for the corresponding period in 2010. The increase was primarily due to the higher product gross margin generated from the service revenue of $3.9 million recognized on the Jersey Telecom Limited contract and increased sales in Japan with higher gross margin in the second quarter of 2011.

•                  Gross loss from operational support service was $1.1 million as a result of amortization of costs of a revenue sharing project for the second quarter in 2011.

Six months ended June 30, 2011 and 2010

•                  Gross profit and gross profit as a percentage of net sales from equipment increased to $48.6 million and 36.2%, respectively, for the six months ended 2011, from $42.0 million and 31.9% for the corresponding period in 2010. The increase was primarily due to the higher product gross margin generated from the equipment revenue of $7.4 million recognized on the Jersey Telecom Limited contract and increased sales of PTN products with higher gross margin during the six months ended June 30, 2011.

•                  Gross profit from equipment-based services decreased to $6.5 million, or 33.5% of net sales, for the six months ended June 30, 2011 from $8.1 million or 36.5% of net sales for the corresponding period in 2010. The decrease in gross profit percentage was primarily due to lower renewal rate of iPAS service contracts driven by the anticipated phase out of PHS in China in 2011 while services fixed cost remained relatively constant.

•                  Gross profit from operational support service was negative $1.3 million as a result of amortization of costs of a revenue sharing project for the six months ended June 30, 2011.

Operating Expenses

Operating expenses were $25.1 million in the second quarter of 2011, a decrease of 10.3% compared to $28.0 million in the corresponding period in 2010. Operating expenses were $55.3 million for the six months ended June 30, 2011, a decrease of 25.2% compared to $73.9 million year over year.

Three months ended June 30, 2011 and 2010

•                  SG&A expenses were $18.4 million in the second quarter of 2011, representing a decrease of 13.1% compared to $21.2 million in the corresponding period in 2010. The decrease was primarily due to a decrease in personnel cost as a result of our restructuring actions and consistent cost control to reduce the travel expense, software license expense, insurance expense and the use of outside services, which was partially offset by an increase in facilities related expenses due to the overlap payment of our old and new Hangzhou office facilities, professional fees and the provision for the allowance of doubtful accounts.

•                  R&D expenses were $6.7 million in the second quarter of 2011, representing a decrease of 26.2% compared to $9.1 million in the corresponding period in 2010. The decrease was primarily due to a decrease in personnel cost as a result of our restructuring actions and consistent cost control to reduce the use of outside services, software license expense, travel expense as we continued to streamline our operations and product focus, partially offset by the increase of facilities related expenses due to the overlap payment of our old and new Hangzhou office facilities.

•                  Amortization of intangible assets was $0.3 million in the second quarter of 2011 as a result of the amortization of intangible assets acquired in the iTV Media investment (formerly Stage Smart) for the three months ended June 30, 2011. There was no amortization of intangible assets in the same period in 2010.

•                  There was no gain on divestitures since there were no significant divestitures activities in the second quarter of 2011. This compares to a $2.1 million of gain related to the sale of our non-core IP Messaging and US PDSN assets and RAS product line in the second quarter of 2010.

Six months ended June 30, 2011 and 2010

•                  SG&A expenses were $37.7 million for the six months ended June 30, 2011, representing a decrease of 26.5% compared to $51.4 million in the corresponding period in 2010. The decrease was primarily due to a decrease in personnel cost as a result of our restructuring actions and consistent cost control to reduce the travel expense, software license expense, insurance expense, and savings from reduction in the provision for the allowance of doubtful accounts, and reduction in professional fees, which was partially offset by the increase in facilities related expenses due to the overlap payment of our old and new Hangzhou office facilities and outside services.

•                  R&D expenses were $14.3 million for the six months ended June 30, 2011, representing a decrease of 25.1% compared to $19.1 million in the corresponding period in 2010. The decrease was primarily due to a decrease in personnel cost as a result of our restructuring actions and consistent cost control to reduce the use of outside services, software license expense, travel expense as we continued to streamline our operations and product focus, partially offset by the increase of facilities related expenses due to the overlap payment of our old and new Hangzhou office facilities.

•                  Amortization of intangible assets was $0.6 million for the six months ended June 30, 2011 as a result of the amortization of intangible assets acquired in the iTV Media investment (formerly Stage Smart). There was no amortization of intangible assets in the same period in 2010.

•                  Restructuring cost were $2.7 million for the six months ended June 30, 2011, representing a decrease of 63% compared to $7.3 million in the corresponding period in 2010. The decrease was primarily due to the restructuring cost related to the latest restructuring plan in 2009 almost coming to an end in the second quarter of 2011. We do not expect to incur additional significant restructuring charges in the remainder of 2011 related to the previous restructuring plans.

•                  Gain on divestitures was immaterial as no significant divestiture activities occurred for the six months ended June 30, 2011, compared to $3.8 million of gain recognized in the corresponding period in 2010 related to sale of IP Messaging and US PDSN assets and the sale of the RAS product line.

Other Income (Expense)

Three months ended June 30, 2011 and 2011

•                  Net other income was $3.1 million for the second quarter of 2011 compared to net of other expense of $4.8 million for the corresponding period in 2010. Net other income for the second quarter of 2011 primarily consisted of $3.0 million foreign exchange gain attributed to the appreciation of RMB and JPY against USD in the quarter. Net other expense in the second quarter of 2010 primarily consisted of $4.9 million of foreign exchange loss as a result of depreciation in INR against USD in the quarter.

Six months ended June 30, 2011 and 2010

•                  Net other income was $4.1 million for the six months ended 2011 compared to the net other income of $0.1 million for the corresponding period in 2010. Net other income for the six months ended 2011 primarily consisted of $3.7 million of foreign exchange gain attributed to the appreciation of RMB and JPY against USD in the first six months of 2011. Net other income for the six months ended 2010 primarily consisted of $0.9 million of foreign exchange loss as a result of depreciation of INR against USD in the first six months of 2010, partially offset by the proceeds of $0.5 million received from dismissal of legal proceedings between MRV Communications (“MRV”) and its former shareholders.

Net Income/Loss

The above resulted in an income from operations of $9.7 million for the second quarter of 2011, compared to a loss from operations of $5.1 million in the same period of 2010.

Net income attributable to UTStarcom shareholders for the second quarter and first half of 2011 was $11.6 million and $1.3 million, respectively, compared with a net loss of $9.0 million and $24.9 million in the corresponding period in 2010. Basic earnings per share for the second quarter and first half of 2011 amounted to $0.07 and $0.01, respectively.

Cash Flow

Net cash provided by operating activities for the second quarter of 2011 was $12.0 million. During the three months ended June 30, 2011, the results of our operating activities were significantly impacted by the following:

•                                          Net income of $11.3 million adjusted for non-cash charges of approximately $2.2 million resulting in a net cash in-flow of $13.6 million. The non-cash charges were primarily the provision for doubtful accounts, depreciation and amortization, and stock-based compensation cost, partially offset by the amortization of deferred gain on sale-leaseback in the second quarter of 2011.

•                                          Changes in operating assets and liabilities of $1.5 million. The increase in sales activities in the second quarter of 2011 was the primary driver of the changes in operating assets and liabilities, aided by a decrease in inventory and deferred cost, accounts receivables and an increase in customer advance and income tax payable, partially offset by the decrease in deferred revenue, settlement of accounts payable and other liabilities as the Company continues to streamline its operations.

Cash used in investing activities for the second quarter of 2011 was $8.5 million, primarily, consisting of a shareholder loan for equity investment made to ACELAND International Limited (“ACELAND”) in the amount of $7.1 million recorded in Long-term Investments on the balance sheet, the purchase of property, plant and equipments and short-term investments, partially offset by the changes in restricted cash and proceeds from maturity of short-term investments.

Cash provided by and used in financing activities were immaterial for the second quarter of 2011 and the corresponding period in 2010, respectively.

As of June 30, 2011, UTStarcom had cash and cash equivalents of $313.6 million and $2.8 million of short-term investments.

Business Outlook

The Company reiterates the following outlook for fiscal year 2011:

•                  Aiming to achieve total revenue for the year in the range of $300-$320 million, which includes PAS deferred revenue through the end of 2011 at the rate of $23 million per quarter.

•                  Targeting annualized operating expenses of less than $100 million.

•                  Committed to breaking even in 2011 on a full year basis.

The target to generate 10% of total sales in 2011 from the new Operational Support Service business was based on a level of progress in organic and acquisition activities that may not be achieved in the year. While OSS remains a key focus of the company, the due diligence process and negotiations with acquisition targets and revenue sharing partners have seen delays which may impact the Company’s ability to achieve this target for the full year.

This forecast reflects UTStarcom’s current and preliminary view, which is subject to change.

Conference Call Information

UTStarcom’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 9, 2011 (8:00 p.m. Beijing/Hong Kong Time on August 9, 2011).

The conference call dial-in numbers are as follows: United States — 1-800-860-2442; International - 1-412-858-4600. The conference ID number is 10002730.

A replay of the call will be available for 7 days. The conference call replay numbers are as follows: United States — 1-877-344-7529; International — 1-412-317-0088.

The Conference ID for accessing the recording is 450638.

Investors will also have the opportunity to listen to the conference call and the replay over the Internet through the investor relations section of UTStarcom’s website at: http://www.utstar.com.

To listen to the live call, please go to the website at least 15 minutes early to register, and to download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will also be available on this site.

About UTStarcom

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the effects of the Company’s corporate structure, the move to new facilities in Beijing and Hangzhou,

expectations from the new Operational Support Service Business and expectations regarding the Company’s performance in 2011. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These include risks and uncertainties regard the ability of the Company to realize anticipated results of operational improvements, the Company’s ability to deliver and capitalize on the opportunities of the new Operational Support Service Business, revenues and expenses under its business model, and executing on its business plan and managing regulatory matters as well as risk factors identified in its latest Annual Report on Form 10-K, Form 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Phone: +8610 8520 5153

jouyang@utstar.com

Brion Tingler

Kreab Gavin Anderson

Phone: +8610 6535 3567

btingler@kreabgavinanderson.com

Joshua Goldman-Brown

Kreab Gavin Anderson

1-212-515 1858

jgoldman-brown@kreabgavinanderson.com

UTSTARCOM HOLDINGS CORP.

Unaudited Condensed Consolidated Balance Sheets

	June30,	December31,
	2011	2010
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$313,557	$351,507
Short-term investments	2,847	546
Accounts receivable, net of allowances for doubtful accounts of $36,583 and $32,176, respectively	25,319	30,051
Inventories	45,977	48,404
Deferred costs	120,743	111,179
Prepaids and other current assets	33,969	46,943
Short-term restricted cash	18,639	15,955
Total current assets	561,051	604,585
Property, plant and equipment, net	8,782	4,819
Goodwill	13,820	13,820
Intangible assets, net	4,241	4,858
Long-term investments	19,019	11,273
Long-term deferred costs	90,684	132,587
Long-term deferred tax assets	1,532	1,742
Other long-term assets	8,400	10,599
Total assets	$707,529	$784,283
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$31,414	$36,356
Income taxes payable	1,051	—
Customer advances	99,929	82,607
Deferred revenue	129,618	182,963
Deferred tax liabilities	1,436	1,436
Other current liabilities	57,970	87,487
Total current liabilities	321,418	390,849
Long-term deferred revenue	112,016	122,241
Other long-term liabilities	23,537	22,253
Total liabilities	456,971	535,343

Equity:
UTStarcom Holdings Corp. stockholders’ equity:
Common stock: $0.00125 par value; 750,000 authorized shares; 156,155 and 155,327 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	182	182
Additional paid-in capital	1,305,036	1,303,627
Accumulated deficit	(1,130,997)	(1,132,303)
Accumulated other comprehensive income	68,874	69,423
Total UTStarcom Holdings Corp. stockholders’ equity	243,095	240,929
Noncontrolling interests	7,463	8,011
Total equity	250,558	248,940
Total liabilities and equity	$707,529	$784,283

UTSTARCOM HOLDINGS CORP.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(in thousands, except per share data)

Net sales
Products	$81,368	$62,615	$134,177	$131,795
Services	11,179	10,550	19,637	22,217
	92,547	73,165	153,814	154,012
Cost of net sales
Products	49,828	43,507	85,511	89,789
Services	7,944	6,786	14,464	14,142
Gross profit	34,775	22,872	53,839	50,081

Operating expenses:
Selling, general and administrative	18,449	21,162	37,746	51,352
Research and development	6,700	9,078	14,264	19,101
Amortization of intangible assets	310	—	620	—
Restructuring	(380)	(216)	2,684	7,291
Net gain on divestitures	—	(2,056)	(34)	(3,808)
Total net operating expenses	25,079	27,968	55,280	73,936

Operating income (loss)	9,696	(5,096)	(1,441)	(23,855)

Interest income	504	450	1,045	798
Interest expense	(72)	(68)	(174)	(138)
Other income (expense), net	3,138	(4,767)	4,091	100

Income (loss) before income taxes	13,266	(9,481)	3,521	(23,095)
Income tax benefit (expense)	(1,991)	510	(2,763)	(1,843)
Net income (loss)	11,275	(8,971)	758	(24,938)
Net loss attributable to noncontrolling interests	342	6	548	10
Net income (loss) attributable to UTStarcom Holdings Corp.	$11,617	$(8,965)	$1,306	$(24,928)

Basic Earnings per share	0.07	(0.07)	0.01	(0.19)

Basic Weighted average ordinary shares outstanding	155,247	130,311	155,034	129,866

UTSTARCOM HOLDINGS CORP.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,275	$(8,971)	$758	$(24,938)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	730	1,432	1,433	3,410
Amortization of deferred gain on sale-leaseback	(292)	(107)	(625)	(107)
Provision for doubtful accounts	1,053	115	3,749	4,161
Net gain (loss) on disposal of assets	(30)	30	(167)	—
Stock-based compensation expense	680	1,687	1,286	4,547
Net gain on divestitures	—	(2,056)	(34)	(3,808)
Gain on settlement of an investment interest	—	(59)	—	(481)
Deferred taxes	133	(712)	219	(712)
Other	—	42	—	42
Changes in operating assets and liabilities, net of dispositions:
Accounts receivable	4,758	(1,467)	1,215	(9,928)
Inventories and deferred costs	26,830	24,897	38,621	44,111
Other assets	(62)	(8,870)	9,153	(9,468)
Accounts payable	(3,441)	(8,481)	(8,464)	(25,341)
Income taxes payable	3,659	746	4,257	207
Customer advances	6,362	18,334	16,025	27,313
Deferred revenue	(33,607)	(33,611)	(66,166)	(53,489)
Other liabilities	(6,036)	(23,798)	(28,631)	(40,483)
Net cash provided by (used in) operating activities	12,012	(40,849)	(27,371)	(84,964)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(5,167)	(1,356)	(6,081)	(1,826)
Net proceeds from divestitures	—	—	34	1,500
Deposit received on sale of building (net of tax payments)	—	117,372	—	123,955
Change in restricted cash	1,119	(1,997)	(1,620)	2,998
Proceeds from settlement of an investment interest	—	59	—	481
Purchase of investment interest	(5)	13	(611)	(550)
Contribution of equity investment through a shareholder loan	(7,119)	—	(7,119)	—
Purchase of short-term investments	(2,521)	(4,150)	(5,713)	(9,252)
Proceeds from sale of short-term investments	4,971	2,151	5,865	5,415
Other	232	157	370	971
Net cash provided by (used in) investing activities	(8,490)	112,249	(14,875)	123,692
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock upon exercise of options	124	—	124	—
Repurchase of common stock	—	(5)	—	(30)
Net cash provided by (used in) financing activities	124	(5)	124	(30)
Effect of exchange rate changes on cash and cash equivalents	3,078	1,005	4,172	2,300
Net increase (decrease) in cash and cash equivalents	6,724	72,400	(37,950)	40,998
Cash and cash equivalents at beginning of period	306,833	234,441	351,507	265,843
Cash and cash equivalents at end of period	313,557	306,841	313,557	306,841

UTStarcom Second Quarter 2011 Results Jack Lu, CEO Edmond Cheng, CFO NASDAQ: UTSI August 2011

2 Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its new services business, ability to successfully launch internet TV platform, expected benefits of a joint venture and anticipated or assumed future financial results in 2011. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, the ability of the Company to realize anticipated results of operational improvements, increase bookings, and execute on its business plan, as well as risk factors identified in its latest Annual Report on Form 10-K, Form 10-K/A, Quarterly Reports on Form 8-K and Form 10-Q, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. Therefore, actual results could differ materially and adversely from the Company's current expectations. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and in the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2009, 2010 and 2011 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations.

3 Agenda Q2 2011 Highlights 1 Financial Overview / Outlook Operational Developments 3 2

4 Second Quarter 2011 Highlights Net Income of $11.6 million, or basic earnings per share of 7 cents; UTStarcom’s first profitable quarter after 24 consecutive loss making quarters Revenues of $92.5 million, a 26.4% / $19.3 million increase, compared to the same period of 2010 Gross profit margin of 37.6%, compared to 31.3% in same period of 2010 and 31.1% in Q1 2011 Operating income of $9.7 million Positive operational cash flow Cash balance of $316.4 million in cash, cash equivalents, and short-term investments Strong Financial Performance & Effective Cash Management

 Launched end-to-end internet TV solution and won first commercial contract Secured leading market position in Hubei province in contracts with local cable operators to build their bi-directional networks Started to move into new Hangzhou facility (to be completed in 3rd quarter) with a dramatic reduction of rental costs 5 Operational Developments – China

6 Japan: Continue to receive sizable orders of PTN product, which have revenue and gross margin contributions India: Received formalized new rules from India’s DOT that allows for more fair and open business environment Currently reorganize India subsidiary to improve profitability Successfully launched GEPON project with BSNL Continue to look for local partner with strong local market presence Operational Development – APAC

7 iTV.cn: Internet TV for Chinese outside China Non-commercial trial underway in 300 households; mostly in North America Integrated multi-screen viewing from a single managed platform Time and location shifting Reliable HD streaming Multi-language programming Value-added interactive service, such as distance-learning, gaming and e-commerce Q2 2011 Launched non-commercial trial launch subscription service to distribute content globally Q3 2011 Q4 2011 Education Gaming Social Shopping Radio

After converting to FPI status, UTStarcom has committed to: Keep a majority of the board of directors comprised of independent directors; Have executive compensation determined by independent directors or a committee of independent directors; Source director nominees through independent directors or a committee of independent directors; Ensure that the audit committee is comprised of at least three members, each an independent director and at least one is financial expert; Require that any related party transactions be reviewed by the audit committee or another independent committee within the board of directors; Conduct an advisory (non-binding) vote on executive compensation in 2014. 8 Our Corporate Governance Commitment

9 Revenue Trend and Significant Items $92.5 million in Q2 2011, a 26.4% or $19.3 million increase, compared to $73.2 million in Q2 2010 and a 50.9% or $31.2 million increase when compared to Q1 2011. 1H 2011 total revenue was $153.8 million, an 0.1% or $0.2 million decrease, compared to1H 2010

10 Booking Trend in Q2 Without PAS deferred revenue, book-to-bill ratio for the second quarter was 0.85. With the PAS deferred revenue, book-to-bill ratio was 0.64. Actual booking amount increased from Q1 2011; however book to bill ratio dropped due to significantly higher revenue in Q2 2011. US$ (mm) 20 30 40 50 60 70 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Booking

11 Gross Profit Increased Gross margin for the second quarter of 2011 was 37.6% as compared to 31.3% in the second quarter of 2010 and 31.1% in the first quarter of 2011. Gross profit was $34.8 million in the second quarter of 2011 compared to $22.9 million in the corresponding period of 2010. US$ (mm) 27.2 23 12 8 19 34.8 0% 5% 10% 15% 20% 25% 30% 35% 40% Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 0 5 10 15 20 25 30 35 40 Gross Profit Gross Margin

12 Continued Progress in Cost Cutting US$ (mm) 46 28 35.4 34.7 30 25 20% 25% 30% 35% 40% 45% 50% 55% 60% Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 20 25 30 35 40 45 50 OPEX OPEX/Sales

13 Quarterly Profit Achieved Operating income of $9.7 million... US$ (mm) Net income of $11.6 million... US$ (mm) -16 -9 -17.2 -23 -10.3 11.6 -24 -19 -14 -9 -4 1 6 11 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q1 2010 -18.8 Q2 2010 -5.1 Q3 2010 -23.3 Q4 2010 -26.6 Q1 2011 -11.1 Q2 2011 9.7 China 52% Int'l 48%

14 Segment Reporting Note: Deferred revenue related to PAS is included in equipment sales through the end of 2011 at the rate of $23 million per quarter. Gross margin associated with the PAS deferred revenue is approximately 35%. Revenue by Segment Q2 2011 Q2 2010 Equipment Sales $81.3 $62.6 Service Sales Equipment-based 11.1 10.6 New OSS-based 0.1 - Total $92.5 $73.2 Revenue by Segment 1H 2011 1H 2010 Equipment Sales $134.2 $131.8 Service Sales Equipment-based 19.4 22.2 New OSS-based 0.2 - Total $153.8 $154.0 US$ (mm)

15 Strong cash balance of $316.4 million in cash, cash equivalents, and short-term investment Zero debt Balance Sheet & Deposits Cash Balance by Region Cash Balance by Currency EUR 1% INR 8% JPY 18% RMB 41% TWD 1% USD 31% Other 0%

16 Positive quarterly operational cash flow of $12.0 million resulted from: 1) High collections– caught up from collections delayed in Q1 2011 2) More effective cash management 3) Strict control over inventory purchase Positive Cash Flow

17 2011 Financial Outlook Total revenue targeted to be within the range of $300 – $320 million (includes PAS deferred revenue) Targeting annualized operating expenses of less than $100 million Targeting breakeven in 2011 on a full year basis Reiterating Our target of generating 10% of total sales in 2011 from new OSS business was based on progress in organic and acquisition activities that are seeing unpredicted delays. Therefore, this target may not be met. Delay in progress

18 Investor Relations Contacts UTStarcom, Investor Relations: Ms. Jing Ou-Yang T: + 8610 8520 5153 E: jouyang@utstar.com Kreab Gavin Anderson, IR external advisor: In Asia: In the US: Brion Tingler Joshua Goldman-Brown T: + 8610 6535 3567 T: +1 212 515 1858 E: btingler@kreabgavinanderson.com E: jgoldman-brown@kreabgavinanderson.com